Mail Stop 3561

March 2, 2007

Amanda J. Skov, Esq.
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

> **Re: MP Environmental Funding LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2007**
> **File No. 333-139820**

Dear Ms. Skov:

We have reviewed your responses to the comments in our letter dated February 2, 2007 and have the following additional comments. Please note that all page references below refer to the marked copy of your filing provided by counsel.

General

1. Your response to prior comment 8 and the related revisions you have made to the filing seem to indicate that any additional separate property you may acquire would only be property similar to the property securitizing the bonds, in that it would have to be authorized by PSC and would be subject to an additional financing order. However, because your response and revisions focus mostly on what would happen if additional environmental control property were acquired, and because your filing specifically indicates that property <u>in addition to</u> environmental control property may be acquired, please confirm for us that <u>any</u> additional separate property would be authorized by PSC and subject to an additional financing order, in addition to having the benefit of a true-up mechanism.

2. Please revise throughout the filing as necessary to clarify that the term "bankruptcy-remote" refers to your relationship with your parent companies as opposed to the relationship between different series of securities you may issue. In this regard, we refer you to Section III.A.2.c. of SEC Release 33-8518, which indicates that with a series trust structure, instead of only analyzing the particular pool, an investor also may need to analyze any effect on its security, including bankruptcy remoteness issues, if problems were to arise in another wholly separate and unrelated transaction in the same issuing entity.

Prospectus Summary, page 3

3. We note your response to prior comment 7 and reissue, in part. Please expand the disclosure in your summary section to provide a brief description of the flow of funds, including payment priority information. For example, which transaction parties get paid first and how are payments to the excess funds account made? Revise accordingly.

PSC Guaranteed True-Up Mechanism and State Pledge Will Limit Credit Risk, page 28

4. While we note your response to prior comment 9, given that there are certain credit risks associated with the bonds, please revise to remove the first sentence of the second paragraph of this section.

The Issuer, page 30

5. We note your response to prior comment 11 and reissue, in part. Please note that since your filing is made on Form S-1 instead of on a shelf basis on Form S-3, the registration statement must be complete prior to effectiveness with the exception of information that may be omitted pursuant to Rule 430A. As the names of independent managers do not relate to pricing information, this disclosure should be provided prior to effectiveness. This comment also applies to any other information in your filing that does not depend on the offering price of your securities. For example, we would expect to see all required information regarding the swap counterparty and the indenture trustee.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara Kalin
Branch Chief – Legal

cc: <u>Via Facsimile (212) 603-2001</u>
        Robert J. Reger, Jr., Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, New York 10022